

05041546

5-17-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-32639

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Pan-American Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

601 Poydras Street
(No. and Street)

New Orleans (City) | Louisiana (State) | 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Rachael Schorr | (504) 566-1300 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

3700 One Shell Square (Address) | New Orleans (City) | Louisiana (State) | 70139-3700 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL
PROCESSING
RECEIVED
APR 28 2005
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

PAN-AMERICAN FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Rachael Schorr, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Pan-American Financial Services, Inc., for the years ended December 31, 2004 and 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Rachael Schorr
Signature

President
Title

Pamela A. Van Geffen
(Notary Public)

PAMELA A. VAN GEFFEN
Notary Public
La. State Bar Roll No. 20398
Parish of Orleans, State of Louisiana
My commission is issued for life

PAN-AMERICAN FINANCIAL SERVICES, INC.

SEC FILE NUMBER

8-32639

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AND

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Pan-American Financial Services, Inc.

We have audited the following consolidated financial statements of Pan-American Financial Services, Inc. and subsidiaries (a wholly-owned subsidiary of Pan-American Life Insurance Company) (the "Company") for the years ended December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Pan-American Financial Services, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

March 31, 2005

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and cash equivalents	$ 1,144,026	$ 3,211,781
Cash-restricted	26,161	26,574
Securities owned, at fair value (including $737,548 of securities pledged at December 31, 2004)	1,251,223	14,647
Commissions and other receivables, net	177,828	264,492
Notes receivable, net	1,138,080	1,826,929
Income taxes receivable, parent	1,652,456	1,254,091
Receivable from affiliate	20,532	4,419
Furniture and equipment, net	77,961	130,094
Prepaid expenses and other assets	152,074	121,602
Intangible assets, net	1,772,354	2,347,909
TOTAL ASSETS	$ 7,412,695	$ 9,202,538
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable, trade	$ 182,698	$ 225,646
Accounts payable affiliates	1,079,468	519,507
Securities sold, not yet purchased, at fair value	2,961	7,783
	1,265,127	752,936
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares, outstanding 50 shares	50,000	50,000
Additional paid-in capital	17,034,869	17,034,869
Accumulated deficit	(10,937,301)	(8,635,267)
	6,147,568	8,449,602
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,412,695	$ 9,202,538

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE:		
Commissions	$17,980,754	$19,124,747
Investment advisory fees	1,951,804	2,073,250
Investment income	47,268	22,106
Interest on notes receivable	50,823	70,216
Other income	368,652	351,244
	20,399,301	21,641,563
EXPENSES:		
Commissions	17,892,117	18,480,524
Administrative service fees	2,917,398	3,041,717
Exchange and clearance fees	746,758	880,783
Legal fees	522,173	160,979
Depreciation and amortization	411,249	495,468
Rent	284,076	378,804
Loss on impairment of assets	216,438	-
Licenses and fees	142,159	207,992
Meetings	63,195	56,541
Provision for uncollectible notes and other receivables	75,835	652,692
Other	372,638	35,007
	23,644,036	24,390,507
LOSS BEFORE INCOME TAXES	(3,244,735)	(2,748,944)
INCOME TAX BENEFIT	942,701	592,926
NET LOSS	$ (2,302,034)	$ (2,156,018)

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total
	Shares	Amount			
Balance at January 1, 2003	50	$ 50,000	$ 15,784,869	$ (6,479,249)	$ 9,355,620
Capital contributions	-	-	1,250,000	-	1,250,000
Net loss	-	-	-	(2,156,018)	(2,156,018)
Balance at December 31, 2003	50	50,000	17,034,869	(8,635,267)	8,449,602
Net loss	-	-	-	(2,302,034)	(2,302,034)
Balance at December 31, 2004	50	50,000	$ 17,034,869	$ (10,937,301)	$ 6,147,568

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(2,302,034)	$(2,156,018)
Adjustments to reconcile net loss to net cash used in operating activities:		
Forgiveness of notes receivable	376,175	657,064
Provision for uncollectible notes receivable and other receivables	75,835	652,692
Depreciation and amortization expense	411,249	495,468
Loss on impairment of assets	216,438	-
Unrealized gains on investments	(684)	(1,536)
Decrease in commissions and other receivables	13,520	318,419
Increase in notes receivable	(3,897)	(145,390)
(Increase) decrease in income taxes receivable, parent	(942,701)	1,292,730
(Increase) decrease in prepaid expenses, restricted cash and other assets	(30,059)	327,824
Decrease in accounts payable, trade	(42,948)	(340,779)
Increase (decrease) in accounts payable affiliates	1,104,297	(2,543,068)
Net cash used in operating activities	(1,124,809)	(1,442,594)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(1,243,262)	(22,743)
Proceeds from sale of securities	2,547	8,290
Purchases of furniture and equipment	-	(1,002)
Net cash used in investing activities	(1,240,715)	(15,455)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments of notes receivable	297,768	204,661
Capital contributions	-	1,250,000
Net cash provided by financing activities	297,768	1,454,661
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,067,756)	(3,388)
CASH AND CASH EQUIVALENTS, Beginning of year	3,211,781	3,215,169
CASH AND CASH EQUIVALENTS, End of year	$ 1,144,025	$ 3,211,781

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:

During 2004, the Company recorded a reduction of $544,338 in income taxes receivable, parent and a reduction in accounts payable affiliates for the same amount.

There was no cash paid for interest or taxes during 2004 or 2003.

See notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

Description of the Company—Pan-American Financial Services, Inc. ("PAFSI") (dba Pan-American Financial Advisors, Inc.) (the "Company"), a wholly-owned subsidiary of Pan-American Life Insurance Company (parent), was formed on July 31, 1984. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

In 1999, the Company expanded its operation as an introducing broker/dealer by contracting with registered representatives and brokers for the sale of general securities, mutual funds and variable insurance products. The Company also provides investment advisory services. The Company has agreements with third party clearing broker/dealers to carry customer accounts and to accept customer funds and securities.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of PAFSI and its subsidiaries, all of which are involved in the securities industry. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents—Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less. Restricted cash primarily represents amounts on deposit with clearing firms in connection with the agreements discussed above.

Securities Owned, At Fair Value—Securities owned, at fair value primarily consist of U.S. government securities.

Commissions and Other Receivables— Commissions and other receivables primarily consist of commissions receivable from representatives and receivables from clearing organizations. Management reviews the receivables for collectibility and establishes an allowance for estimated uncollectible amounts. The allowance for uncollectible amounts was $254,760 and $197,729 at December 31, 2004 and 2003.

Notes Receivable—In the past, the Company entered into agreements with certain of its registered representatives wherein the Company advanced funds to such parties in exchange for a multiple year commitment by the individuals to exclusively represent the Company. In connection with such agreements, the representatives executed unsecured notes payable to the Company. The agreements generally provide that principal is to be forgiven over the contract term in lieu of the representatives receiving a full commission for business brought to the Company, and therefore the Company records commission expense as amounts are forgiven. Any unforgiven principal at the end of the contract term is immediately due and payable by the representatives. Interest on the notes is forgiven as long as the representatives remain affiliated with the Company. If such affiliation is terminated, any amounts remaining outstanding become due immediately. The Company also records an allowance for uncollectible amounts based on management's estimate of any amounts deemed to be uncollectible.

Furniture and Equipment—Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using lives ranging from three to five years. Accumulated depreciation was $244,030 and $191,897 at December 31, 2004 and 2003, respectively.

Intangible Assets—In connection with the Company's business acquisitions, the Company typically executes a personal service contract (including non-compete provisions) with key personnel associated with the acquired entity. The Company allocates a portion of the acquisition cost to such intangibles and amortizes such cost over the life of the contract ranging from four to ten years. During fiscal 2004, the Company recorded an impairment loss of $216,438 related to the write-down of intangible assets. There were no impairments of intangibles recorded during 2003.

Impairment of Long-lived Assets—The Company evaluates long-lived assets and certain identifiable individual intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of the individual assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such assets less their recorded amount.

Commissions—Commissions consist of brokerage commissions generated on securities transactions.

Investment Advisory Fees—Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes—The Company files a consolidated federal income tax return with Pan-American Life Insurance Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred taxes are recorded for all temporary differences between book and taxable income. Deferred tax assets are reduced by a valuation allowance, if necessary, in the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Fair Value of Financial Instruments—The recorded amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Investment securities are classified as trading securities and recorded at fair market value, as determined by quoted market prices.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to the 2003 financial statements in order to conform to the classifications adopted for reporting in the 2004 financial statements.

2. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $250,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital of $1,298,228, which was $1,048,228 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $1,262,166 at December 31, 2004. The ratio of aggregate indebtedness to net capital was .97 to 1 at December 31, 2004.

The Company has entered into written agreements with its clearing brokers which require the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company had no liabilities subordinated to claims of general creditors during 2004 or 2003.

3. SECURITIES OWNED, AT FAIR VALUE

Securities owned at market value are as follows:

	2004	2003
U.S. Treasury note	$ 737,548	$ -
U.S. Government bond	499,319	-
Other	14,356	14,647
	$1,251,223	$ 14,647

At December 31, 2004, included in securities owned, at fair value, is a U.S. Treasury note of $737,548 which is maintained in a separate account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

4. NOTES RECEIVABLE, NET

For 2004 and 2003, activity within notes receivable was as follows:

	2004	2003
Balance, beginning of year	$1,826,929	$2,998,227
Additional notes entered into	3,897	-
Cash payments received	(297,767)	(204,661)
Portion of notes forgiven	(376,175)	(657,064)
Provision for uncollectible notes receivable	(18,804)	(309,573)
Balance, end of year	$1,138,080	$1,826,929

The Company also recorded $50,823 and $70,216 of interest income and commission expense for the interest portion of the notes forgiven in 2004 and 2003, respectively.

5. INTANGIBLE ASSETS, NET

In connection with the Company's business acquisitions, substantially all of the purchase prices were allocated to intangible assets representing personal service contracts executed with the acquirees' key personnel.

Personal service contracts at January 1, 2003	$2,778,593
Amortization expense	(430,684)
Balance at December 31, 2003	2,347,909
Loss on impairment of assets	(216,438)
Amortization expense	(359,117)
Balance at December 31, 2004	$1,772,354

6. INCOME TAXES

Income tax benefit is made up of the following components for the years ended December 31, 2004 and 2003:

	2004	2003
Income tax benefit:		
Current	$535,661	$370,594
Deferred	407,040	222,332
Income tax benefit	$942,701	$592,926

For the years ended December 31, 2004 and 2003, the effective income tax rate differs from the statutory federal income tax rate as follows:

	2004 %	2003 %
Income tax benefit at statutory federal rate	35.0	35.0
Permanent items related to intangible assets	(5.8)	(8.3)
Return to accrual adjustments for taxes	(0.1)	(5.1)
Effective tax rate	29.1	21.6

Deferred taxes receivable of $1,116,794 and $709,754 at December 31, 2004 and 2003, respectively, have been provided for temporary differences primarily relating to amortization of intangible assets and net operating losses in 2004 and 2003. A valuation allowance against deferred tax assets at December 31, 2004 and 2003 was not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

7. RELATED PARTY TRANSACTIONS

The parent incurs expenses relating to the Company, primarily administrative and investment related costs, which are ultimately paid by the Company. Such expenses totaled $3,369,963 in 2004 and $3,301,040 in 2003, $2,917,398 and $3,041,717 are included in administrative service fees in 2004 and 2003, respectively, and the remaining amounts are included in various expenses in the accompanying consolidated statements of net loss. The Company also operates in facilities that are owned by its parent. The Company has lease agreements for this space and paid $198,638 and $249,893 in rent during 2004 and 2003, respectively. The Company has two annual minimum rental commitments as follows: approximately $16,000 expiring in 2007 and $166,000 expiring in 2014 for this space.

The Company has a service agreement with an affiliate, Pan-American Investment Advisors. In connection with this agreement, the Company performs certain services including but not limited to accounting, compliance, and trade executions. Amounts received in connection with these services were $72,000 and $79,993 for the years ended December 31, 2004 and 2003, respectively, and are included in other income in the accompanying consolidated statements of net loss.

A member of the parent company's board of directors owns a business which began utilizing the services of the Company in 2002. Amounts paid by the Company for such services were not significant in 2004 or 2003.

8. COMMITMENTS AND CONTINGENCIES

Contingencies—The Company is subject to claims and complaints which have arisen in the ordinary course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Commitments

Lease Agreements—The Company conducts its operations from leased facilities under several noncancelable operating leases, two of which are with its parent company (see Note 7). Certain of the leases include provisions for extensions, in addition to certain escalation clauses, and also require the Company to pay taxes, insurance and certain other expenses. Total rental expense for the operating leases was $284,076 and $378,804 for the years ended December 31, 2004 and 2003, respectively.

The following is a schedule by year of future minimum rental payments required under the operating leases:

2005	$ 213,272
2006	214,772
2007	205,125
2008	201,542
2009	171,154
Thereafter	762,693
	$1,768,558

Guarantees—The Company has provided guarantees to its clearing brokers. Under these agreements, the Company has agreed to indemnify the respective clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is considered remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

9. LIQUIDITY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company experienced net losses from fiscal 1999 through fiscal 2004. Beginning in 2003, management implemented expense reduction and revenue enhancement measures to improve operating results. Management believes that continued growth in sales coupled with recent and planned expense reductions will allow the Company to continue as a going-concern. In addition, the Company's parent is committed through December 31, 2005 to provide additional capital contributions to enable the Company to maintain required regulatory capital levels and meet and discharge its liabilities in the normal course of business.

* * * * * *

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

	Amounts Per Audited Financials
NET CAPITAL:	
Stockholder's equity	$ 6,147,568
Less nonallowable assets:	
Other assets (including intangible assets, income taxes receivable, parent, and prepaid expenses and other assets)	(3,576,884)
Notes receivable, net	(1,138,080)
Nonmarketable securities	(3,300)
Receivable from affiliate	(20,532)
Bills receivable, net (included in commissions and other receivables)	(23,534)
Furniture and equipment, net	(77,961)
Net capital before haircuts on securities and other deductions	1,307,277
Less haircuts on securities and other deductions	(9,049)
Net Capital	$ 1,298,228
Net capital requirement—greater of $250,000 or 6.67% of aggregate indebtedness	$ 250,000
Excess capital	$ 1,048,228
AGGREGATE INDEBTEDNESS	$ 1,262,166
Ratio: Aggregate indebtedness to net capital	.97 to 1

NOTE: There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at December 31, 2004.

SUPPLEMENTAL SCHEDULE

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Total credit items	-
Total debit items	-
Excess of total debits over total credits	-
Required deposit	None
Amount held on deposit in "Reserve Bank Account"	$ 737,549

NOTE: There are no material differences between the computation for determination of reserve requirements for possession or control requirements presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at December 31, 2004.

SUPPLEMENTAL SCHEDULE

PAN-AMERICAN FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	-
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-
Number of items	-



Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

March 31, 2005

To The Board of Directors
Pan-American Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Pan-American Financial Services, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated March 31, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives. However, we did note certain practices and procedures that were not in effect during the period January 1, 2004 through April 30, 2004. Per the Letter of Caution from the National Association of Securities Dealers ("NASD") to the Company dated October 8, 2004, the Company was not in compliance with SEC Rule 15c3-3 during the period from January 1, 2004 through February 29, 2004, as the Company was in receipt of customer funds and failed to prepare a monthly reserve computation and failed to establish a separate reserve bank account for the exclusive benefit of customers to maintain these funds. Beginning with the month ended April 30, 2004 and thereafter during 2004, the Company was in compliance SEC Rule 15c3-3.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP


we will.
pan american
financial services, inc.
MEMBER NASD & SIPC

April 27, 2005

William M Eden
Compliance Specialist
NASD
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70130


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2005
WASH. D.C.
185
SECTION

I am sending the reissued 2004 Audited Financial Statements. They have been reissued to conform to Securities and Exchange Commission Rule 17a-5(d). Specifically, the following items were addressed:

- Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

- Computation Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

Please return the previous Audited Financial or destroy it. If you have any questions concerning these documents, please contact me at 504-566-3180.

Sincerely,

Edwin K. Legnon Jr.
Financial and Operations Principal
Pan-American Financial Advisers

Enclosures

Cc: Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Securities and Exchange Commission
801 Brickell Avenue
Suite 800
Miami, Florida 33131

NASD System Support
9509 Key West Avenue, 4th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro